

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2019

Rory G. Ritrievi
President and Chief Executive Officer
MID PENN BANCORP INC
349 Union Street
Millersburg, Pennsylvania 17061

      Re: MID PENN BANCORP INC
          Registration Statement on Form S-3
          Filed August 8, 2019
          File No. 333-233146

Dear Mr. Ritrievi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Financial Services